FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

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[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN
BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol						6. Relationship of Reporting Person to Issuer' (Check all applicable)
TSUKUDA,      GEORGE

HYPERBARIC SYSTEMS              HYRB.OB

X
								Director	10% Owner
(Last) (First) (Middle)	3. IRS or Social Security Number of Reporting Person(Voluntary)			4. Statement for Month/Year
								Officer	Other
3729 MC BETH DRIVE

AUGUST 2002

							(give title below)	(specify title below)
(Street)				5. If Amendment, Date of Original (Month/Year)
SAN JOSE,              CA           95127
7. Individual or Joint/Group Filing (Check Applicable Line) _X_Form filed by One Reporting Person ___Form filed by More than One Reporting Person
(City (State) (Zip)

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr.4)
		Code	V	Amount	(A) or (D)	Price

(Over) SEC 1474 (2-11-2002)

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FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Inst. 3)	2. Conver-sion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/ Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv-ative Security (Instr. 5)	9.Number of Deriv-ative Securities Bene-ficially Owned at End of Month (Instr. 4)	10. Owner-ship Form of Derative Security: Direct (D) or Indirect (I) (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares
EMPLOYEE STOCK OPTION (RIGHT TO BUY)	$0.34	8/21/02

A

					50,000		8/21/02	8/21/07	COMMON STOCK	50,000		109,667

D

Explanation of Responses:

                   *      Fully vested options were granted and ratified on  August 21, 2002.

/s/ George Tsukuda	September 10, 2002

**Signature of Reporting Person	Date

Reminder: * ** Note:	Report on a separate line for each class of securities beneficially owned directly or indirectly

If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure